June 28, 2006

Mail Stop 6010

Benton H. Wilcoxon
Chairman of the Board
Composite Technology Corporation
2026 McGaw Avenue
Irvine, CA 92614

> **Re:** **Composite Technology Corporation**
> **Registration Statement on Form S-3**
> **Filed June 1, 2006**
> **File No. 333-134652**

Dear Mr. Wilcoxon:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

1.   We note that on June 8, 2006, you filed a Form 8-K announcing your acquisition of EU Energy. Please provide all required financial information prior to requesting acceleration of the effective date of this registration statement. Refer to the Instruction to Item 9.01 of Form 8-K. If you believe that any financial information may be omitted due to the significance of the transaction or otherwise, please provide us detailed calculations supporting your conclusions.

2.   It appears your Form 8-K filed May 31, 2006 was not filed within the time prescribed by the instructions to the form. Please provide us with your analysis as to why you believe you are eligible to use Form S-3 to register this transaction.

Form 10-K for fiscal year ended 9/30/05

Financial Statements

Note 3. Bankruptcy Classifications, page 87

3.   Please tell us how you have recorded your liabilities in accordance with the requirements of SOP 90-7.

Item 9A. Controls and Procedures, page 107

4.   We note the disclosure on page 111 that Singer Lewak has disclaimed an opinion on the effectiveness of your internal controls. However, the Singer Lewak report on page 63 indicates that management's assessment is fairly stated. Please tell us why these disclosures are not consistent and revise to clarify.

Form 10-Q for period ended 3/31/06

Note 3 – Restatement of Financial Statements, page 8

5.   Tell us how the restatement discussed in Note 3 impacts the financial statements in the Form 10-K for fiscal year ended September 30, 2005. In addition, tell us the consideration you gave to amending that filing.

Note 13 – Convertible Debt, page 29

6.   We note the discussion in Note 13 that you evaluated the convertible debt and warrants for each series under SFAS 133 and EITF 00-19 and determined that these instruments and the related conversion features should be accounted for as equity. Please tell us how you evaluated the requirements of SFAS 133 and EITF 00-19 and how you determined that these instruments and the conversion features should be accounted for as equity.

Item 4. Controls and Procedures, page 60

7.   We note you have indicated that your disclosure controls and procedures were
        effective as of December 31, 2005. Please tell us how you concluded your
        disclosure controls and procedures were effective, considering the material
        weaknesses discussed in this section. Please tell us how you remediated each of
        these weaknesses and indicate when the remediation efforts were completed.

Form 8-K for the EU Energy Transaction

8.   Please provide the financial statements and pro forma information for the
        acquisition of EU Energy as required by Rules 3-05 and 11-02 of Regulation S-X.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the
      filing effective, it does not foreclose the Commission from taking any action with
      respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in
      declaring the filing effective, does not relieve the company from its full responsibility
      for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

  We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

  You may contact Jeanne Bennett at (202) 551-3606 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have any questions regarding comments on the financial statements and related matters. Please contact Eduardo Aleman at (202) 551-3646 or me at (202) 551-3800 with any other questions.

  Sincerely,

  Peggy Fisher
  Assistant Director

cc(via facsimile): Kevin K. Leung, Esq.